SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2019

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein

99.1	Magic Reports Third Quarter 2019 Financial Results with Record-Breaking Revenues of $85.8 million - a 19% Year Over Year Growth

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019

	By:	/s/ Amit Birk
	Name:	Amit Birk
	Title:	VP, General Counsel

2

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Magic Reports Third Quarter 2019 Financial Results with Record-Breaking Revenues of $85.8 million - a 19% Year Over Year Growth

3

Exhibit 99.1

PRESS RELEASE

Magic Reports Third Quarter 2019 Financial Results with Record-Breaking Revenues of $85.8 million - a 19% Year Over Year Growth

Net cash provided by operating activities for the first nine months of 2019 amounted to $32.7 million

Or Yehuda, Israel, November 14, 2019 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the third quarter and nine-month period ended September 30, 2019.

Financial Highlights for the Third Quarter Ended September 30, 2019

●	Revenues for the third quarter increased 19% to $85.8 million compared to $72.1 million in the same period last year.

●	Operating income for the third quarter increased 10% to $8.5 million compared to $7.7 million in the same period last year.

●	Non-GAAP operating income for the third quarter increased 18% to $11.8 million compared to $10.0 million in the same period last year.

●

Net income attributable to Magic’s shareholders for the third quarter remained constant at $5.0 million, or $0.10 per fully diluted share compared to the same period last year. Net income was negatively impacted by an amount of $0.9 million compared to the same period last year resulting from acquisition related expenses of $0.6 million recorded in connection with mainly the acquisition of NetEffects Inc and the devaluation of the US Dollar versus the new Israeli shekel by $0.3 million.

●

Non-GAAP net income attributable to Magic’s shareholders for the third quarter increased 19% to $8.1 million, or $0.17 per fully diluted share, compared to $6.8 million, or $0.14 per fully diluted share, in the same period last year.

Financial Highlights for the Nine-Month Period Ended September 30, 2019

●	Revenues for the first nine months of 2019 increased 11% to $234.7 million compared to $212.1 million in the same period last year.

●	Operating income for the first nine months of 2019 increased 7% to $25.0 million compared to $23.3 million in the same period last year.

●	Non-GAAP operating income for the first nine months of 2019 increased 10% to $32.5 million compared to $29.5 million in the same period last year.

●

Net income attributable to Magic’s shareholders for the first nine months of 2019 decreased 1% to $15.1 million, or $0.29 per fully diluted share, compared to $15.3 million, or $0.33 per fully diluted share in the same period last year. Net income was negatively impacted by an amount of $2.4 million compared to the same period last year resulting from acquisition related expenses of $1.4 million recorded in connection with mainly the acquisition of Powwow and NetEffects and the devaluation of the US Dollar versus the new Israeli shekel by $1 million.

●

Non-GAAP net income attributable to Magic’s shareholders for the first nine months of 2019 increased 9% to $21.8 million, or $0.45 per fully diluted share, compared to $19.9 million, or $0.43 per fully diluted share, in the same period last year. Earnings per share for the first nine months of 2019 were negatively impacted by $0.04 per fully diluted share compared to the same period last year as a consequence of the Company’s private placement of 4.3 million shares in the third quarter of 2018 to Israeli institutional investors.

●	Cash flow from operating activities for the first nine months of 2019 amounted to $32.7 million compared to $20.3 million in the same period last year.

●

As of September 30, 2019, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities, offset by short and long-term financial liabilities amounted to $69.8 million.

●	We are increasing our full-year revenue guidance to a range of $317-$320 million, from the previous revenue guidance of $313-$319 million, reflecting annual growth of 12% to 13%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“We are pleased to report Magic’s all-time best quarterly results with revenues of $86 million and operational profit of $12 million (on a non-GAAP basis), reflecting a double-digit growth of 19% and 18% year over year, respectively. This quarter’s results demonstrate Magic’s ability to consistently grow by leveraging its continued long engagement cycles with its existing and new customers, along with its fruitful M&A activity.”

“This quarter we welcome NetEffects Inc. to our software services portfolio. NetEffects, a US based company, specializes in IT staffing and recruiting. This acquisition supports our continuing efforts to maintain and upgrade our strong market position as a preferred one-stop-shop software services vendor.”.

Conference Call Details

Magic’s management will host a conference call on Thursday, November 14, 2019 at 10:00 am Eastern Daylight Time (5:00 p.m. Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	The related tax, non-controlling interests and redeemable non-controlling interest effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions; and

●	Acquisition-related costs;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Noam Amir
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited		Unaudited
Revenues	$85,843	$72,135	$234,703	$212,082
Cost of revenues	58,458	50,626	160,442	145,354
Gross profit	27,385	21,509	74,261	66,728
Research and development, net	2,235	1,281	6,277	4,399
Selling, marketing and general and administrative expenses	16,654	12,521	43,062	39,071
Total operating costs and expenses	18,889	13,802	49,339	43,470
Operating income	8,496	7,707	24,922	23,258
Financial income (expenses), net	(622)	(286)	(828)	161
Income before taxes on income	7,874	7,421	24,094	23,419
Taxes on income	1,380	1,475	4,897	4,885
Net income	$6,494	$5,946	$19,197	$18,534
Net income attributable to redeemable non-controlling interests	(1,045)	(588)	(3,057)	(2,005)
Net income attributable to non-controlling interests	(491)	(313)	(995)	(1,186)
Net income attributable to Magic’s shareholders	$4,958	$5,045	$15,145	$15,343

Net earnings per share attributable to Magic’s shareholders :
Basic	$0.10	$0.10	$0.29	$0.33
Diluted	$0.10	$0.10	$0.29	$0.33

Weighted average number of shares used in computing net earnings per share
Basic	48,897	48,799	48,888	45,926
Diluted	48,991	48,959	48,985	46,075

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Nine months ended
	September 30,				September 30,
	2019		2018		2019		2018
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$85,843	100%	$72,135	100%	$234,703	100%	$212,082	100%
Gross profit	28,908	33.7%	22,945	31.8%	78,492	33.4%	70,954	33.5%
Operating income	11,751	13.7%	9,967	13.8%	32,508	13.9%	29,494	13.9%
Net income attributable to Magic’s shareholders	8,079	9.4%	6,791	9.4%	21,822	9.3%	19,942	9.4%

Basic earnings per share	$0.17		$0.14		$0.45		$0.43
Diluted earnings per share	$0.17		$0.14		$0.45		$0.43

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited		Unaudited

GAAP gross profit	$27,385	$21,509	$74,261	$66,728
Amortization of capitalized software and acquired technology	1,246	1,306	3,679	3,834
Amortization of other intangible assets	277	130	552	390
Stock-based compensation	-	-	-	2
Non-GAAP gross profit	$28,908	$22,945	$78,492	$70,954

GAAP operating income	$8,496	$7,707	$24,922	$23,258
Gross profit adjustments	1,523	1,436	4,231	4,226
Amortization of other intangible assets	2,039	1,441	4,859	4,374
Increase in valuation of contingent consideration related to acquisitions	255	-	255	140
Capitalization of software development	(876)	(809)	(3,128)	(2,702)
Acquisition-related costs	314	-	1,294	-
Stock-based compensation	-	192	75	198
Non-GAAP operating income	$11,751	$9,967	$32,508	$29,494

GAAP net income attributable to Magic’s shareholders	$4,958	$5,045	$15,145	$15,343
Operating income adjustments	3,255	2,260	7,586	6,236
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(109)	(341)	(728)	(1,072)
Deferred taxes on the above items	(25)	(173)	(181)	(565)
Non-GAAP net income attributable to Magic’s shareholders	$8,079	$6,791	$21,822	$19,942

Non-GAAP basic net earnings per share	$0.17	$0.14	$0.45	$0.43
Weighted average number of shares used in computing basic net earnings per share	48,897	48,799	48,888	45,926

Non-GAAP diluted net earnings per share	$0.17	$0.14	$0.45	$0.43
Weighted average number of shares used in computing diluted net earnings per share	48,991	48,971	48,980	46,079

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2019	2018
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$76,889	$87,126
Short-term bank deposits	11,262	16,881
Marketable securities	7,677	9,913
Trade receivables, net	96,323	90,274
Other accounts receivable and prepaid expenses	11,061	7,029
Total current assets	203,212	211,223

LONG-TERM RECEIVABLES:
Severance pay fund	3,572	3,284
Deferred tax assets	1,429	1,858
Operating lease right-of-use assets	9,524	-
Other long-term receivables	3,525	4,727
Other long-term deposits	2,286	1,636
Total long-term receivables	20,336	11,505

PROPERTY AND EQUIPMENT, NET	3,642	3,072
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	174,115	136,485

TOTAL ASSETS	$401,305	$362,285

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$7,988	$8,661
Trade payables	10,726	14,036
Accrued expenses and other accounts payable	25,895	24,458
Current maturities of operating lease liabilities	3,271	-
Liabilities due to acquisition activities	5,307	910
Deferred revenues and customer advances	10,074	4,857
Total current liabilities	63,261	52,922

NON-CURRENT LIABILITIES:
Long-term debt	20,374	19,388
Deferred tax liability	11,864	10,343

     Long-term operating lease liabilities

	6,191	-
Long-term liabilities due to acquisition activities	11,201	94
Accrued severance pay	4,367	3,934
Total non-current liabilities	53,997	33,759

REDEEMABLE NON-CONTROLLING INTERESTS	30,296	27,235

EQUITY:
Magic Software Enterprises equity	248,016	243,956
Non-controlling interests	5,735	4,413
Total equity	253,751	248,369

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$401,305	$362,285

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the nine months ended September 30,
	2019	2018
	Unaudited

Cash flows from operating activities:

Net income	$19,197	$18,534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,037	9,501
Stock-based compensation	75	200
Amortization of marketable securities premium and accretion of discount	147	165
Decrease (increase) in trade receivables, net	6,307	(3,328)
Decrease (increase) in other long-term and short-term accounts receivable and prepaid expenses	2,761	(5,107)
Increase (decrease) in trade payables	(5,540)	1,822
Change in value of loans	1,712	(1,274)
Decrease in accrued expenses and other accounts payable	(5,608)	(2,226)
Increase in deferred revenues	4,365	1,641
Change in deferred taxes, net	(758)	349
Net cash provided by operating activities	32,695	20,277

Cash flows from investing activities:

Capitalized software development costs	(3,128)	(2,702)
Purchase of property and equipment	(1,057)	(615)
Cash paid in conjunction with acquisitions, net of acquired cash	(20,889)	(3,545)
Proceeds from maturity and sale of marketable securities	2,450	2,000
Investment in marketable securities	(202)	-
Proceeds (Investment) from bank deposits, net	5,127	(760)
Net cash used in investing activities	(17,699)	(5,622)

Cash flows from financing activities:

Proceeds from exercise of options by employees	69	238
Issuance of ordinary shares, net	(9)	34,569
Dividend paid	(14,963)	(13,541)
Dividend paid to non-controlling interests	(400)	(69)
Dividend paid to redeemable non-controlling interests	(2,589)	(2,074)
Purchase of redeemable non-controlling interest	(1,237)	-
Short-term and long-term loans received	878	575
Repayment of short-term and long-term loans	(7,681)	(2,513)
Net cash provided by (used in) financing activities	(25,932)	17,185

Effect of exchange rate changes on cash and cash equivalents	699	(1,159)

Change in cash and cash equivalents	(10,237)	30,681
Cash and cash equivalents at the beginning of the period	87,126	76,076
Cash and cash equivalents at end of the period	$76,889	$106,757